MAGICSTEM GROUP CORP

April 5, 2017

VIA EMAIL

Dear Mr. Kevin Kuhar,

Accounting Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

RE:	Magicstem Group Corp
Form 10-K for the Fiscal Year Ended October 31, 2016 Filed January 30, 2017 File No. 001-36128

Your letter dated March 15, 2016 refers.

With respect to the questions you raised with respect to the captioned Form 10K please see our response as follows in order to amend the inadvertently omission and editorial errors as contained in the captioned filing:

Report of Independent Registered Public Accounting Firm

1.	We have informed our auditor to include the city and state where their report is issued in all future filings. For the avoidance of doubt, our Independent Registered Public Accounting Firm is “HKCMCPA Company Limited, Certified Public Accountant, Hong Kong China”.

ITEM 9A. CONTROLS AND PROCEDURES.

2.	The section “Management´s Report on Internal Control over Financial Reporting” in all our future filing will inlcude the version of Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). For the avoidance of doubt, our management had been conducting evaluation of the effectiveness of the Company’s internal control over financial reporting based on the criteria in Internal Control -- Integrated Framework (2013) issued by COSO.

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MAGICSTEM GROUP CORP

3.	Management is responsible for establishing and maintaining adequate internal control over financial reporting. As such term is defined in Exchange Act Rule 13a-15(f), “internal control over financial reporting” is a process designed by, or under the supervision of, the principal executive and principal financial officers, or persons performing similar functions, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and (iii) provide reasonable assurance regarding prevention of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

As described above, our management conducted evaluation of the effectiveness of the Company’s internal control over financial reporting based on the criteria in Internal Control -- Integrated Framework (2013) issued by COSO. The matters involving internal controls that our management considered to be material weakness under COSO were:

(a)	insufficient written policies and policies and procedure for accounting and financial reporting; and

(b)	adequately segregate duties within the company due to an insufficient number of staff.

Our management believes that the material weakness set forth above did not have an effect on the Company’s financial results as reported by the captioned filing. We are committed to improving our financial organization. Management believes that by preparing and implementing sufficient written policies, checklists and recruitment of sufficient full time staff will remedy the above-mentioned material weaknesses that we identified.

The captioned filing does not include an attestation report by our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only our management’s report in this Annual Report on Form 10-K.

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MAGICSTEM GROUP CORP

Except as described above, no other amendments are being made to the Annual Report on Form 10-K. This document does not reflect events occurring after the filing of our Annual Report on Form 10-K or modify or update the disclosure contained in the Annual Report on Form 10-K in any way other than as discussed above.

I hope the above is helpful to address all the questions that you have with respect to the captioned filing. If you have further query, please feel free to contact me at edyyoung@magicstem.com or +852-95577322.

Sincerely Yours

/s/ Yeung Ka Sing Edmund

Yeung Ka Sing Edmund

CFO

Magicstem Group Corp.

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